SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL Announces First Amendment to Financing Commitment

São Paulo, February 17, 2023 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4) (“GOL”), Brazil’s largest domestic airline, informs its investors and the market in general that Abra Group Limited (“Abra”), a new holding company established to control the operations of GOL and Avianca Group International Limited, or “Avianca”), has executed a first amendment to the support agreement (the “Support Agreement” or “SA”) that contemplates changes to certain terms previously agreed with members of an Ad-Hoc Group of secured and unsecured bondholders of GOL (the “Ad-Hoc Group”).

Support Agreement Updates

•	The total aggregate principal amount of GOL SENs due 2024, GOL SUNs due 2025, GOL SSNs due 2026 and GOL Perpetual Notes delivered into the transactions is capped at $1.1 billion, representing an increase of $100 million from the previously agreed cap of $1.0 billion (with amounts in excess of $1.0 billion causing a reduction of up to $25 million in the $300 million Pari Incurrence Basket and the related $225 million GOL bond refinancing basket under the GOL ESSNs due 2028), which conditions may be waived with the consent of the requisite parties under the Support Agreement.
•	The participation of GOL SSNs due 2026 for the Ad-Hoc Group is capped at $356 million of face value, representing an increase of $30 million from the previously agreed cap of $326 million.
•	New members were added to the Ad Hoc Group and the $200 million cap on Ad Hoc Group members’ delivery of additional GOL SENs due 2024 and GOL SUNs due 2025 was modified such that any bonds delivered by Ad Hoc Group members by the ninth business day following the execution of the Support Agreement would be accepted for exchange at the original pricing afforded to the Ad Hoc Group members.
•	Following the execution of the amendment to the Support Agreement and the delivery by the members of the Ad Hoc Group of additional GOL Bonds pursuant to the Support Agreement, the members of the Ad-Hoc Group will be participating in the contemplated transactions under the Support Agreement with $926 million of GOL bonds, including 75.2% of the GOL SENs due 2024, 36.6% of the GOL SUNs due 2025, 54.3% of the GOL SSNs due 2026 and $15million of GOL Perpetual Bonds. The Ad-Hoc Group has committed to invest $349 million in new money in Abra, which, combined with the approximately $175 million committed by certain shareholders of Abra, represents 104.8% of the $500 million of cash required to close the transactions contemplated in the Note Purchase Agreement and the Support Agreement.
•	As consideration for the exchange of their GOL Bonds and their new money investments (assuming no Ad Hoc Group members elect to reduce their new money investments in accordance with the Support Agreement), the members of the Ad Hoc Group would be issued Abra debt securities totaling $1.1 billion in aggregate principal amount.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

1	GOL Linhas Aéreas Inteligentes S.A.

GOL Announces First Amendment to Financing Commitment

About GOL Linhas Aéreas Inteligentes S.A.

GOL is the largest airline in Brazil, leader in the corporate and leisure segments. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transportation. The Company has alliances with American Airlines and Air FranceKLM, besides several codeshare and interline agreements available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”, GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, GOLLOG delivers orders to different regions in Brazil and abroad. The Company has a team of 13,700 highly qualified aviation professionals focused on Safety, GOL’s #1 value, and operates a standardized fleet of 145 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ri.

About Abra Group Limited

Abra is a U.K. incorporated closely-held company. Founded in 2021, the Abra Group brings together iconic brands under a single group, anchoring a pan-Latin American network of airlines that will have the lowest unit cost in their respective markets, the leading loyalty programs across the region, and other synergistic businesses. Abra will provide a platform for the operating airlines to further reduce costs, achieve greater economies of scale, continue to operate a state-of-the-art fleet of aircraft, and expand their routes, services, product offerings, and loyalty programs. In the aggregate, the airlines under the Abra Group ownership will offer customers the largest network of complementary routes, with minimal overlap, across their markets. Abra’s financial strength will provide long-term stability and agility to the participating airlines that will allow consistent and sustained investment in innovations and synergies. The airlines will continue to maintain independent brands, talent, teams, and culture while benefiting from greater efficiencies and investments under common aligned ownership. For further information, visit www.abragroup.net

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

2	GOL Linhas Aéreas Inteligentes S.A.

GOL Announces First Amendment to Financing Commitment

This announcement is not an offer, solicitation or sale of securities in the United States or any other state or jurisdiction, and there shall not be any offer, solicitation or sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The securities described in this announcement have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or under any state securities laws, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, “total liquidity” and "EBITDA". The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer